UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: July 2024

Commission File Number: 001-39152

FSD PHARMA INC.
(Translation of registrant's name into English)

199 Bay St., Suite 4000

Toronto, Ontario M5L 1A9, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

INCORPORATION BY REFERENCE

The Registrant’s Amended and Restated Material Change Report, dated July 4, 2024 (“Amended Report”), included as Exhibit 99.1 to this Form 6-K, and the press release relating to the Amended Report, included as Exhibit 99.2 to this Form 6-K, are furnished to the Securities and Exchange Commission on the date hereof and are incorporated by reference into the Registrant’s Registration Statement on Form F-3 (File No. 333-276264), as amended or supplemented, to the extent not superseded by documents or reports subsequently filed or amended.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FSD Pharma Inc. (Registrant)

Date: July 8, 2024	By:	/s/ Nathan Coyle
Nathan Coyle, Chief Financial Officer

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EXHIBIT INDEX

Exhibit Number	Description of Exhibit
99.1	Amended and Restated Material Change Report, dated July 4, 2024
99.2	Press Release, dated July 4, 2024

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